OPTION AGREEMENT

THIS OPTION AGREEMENT dated for reference the __ day of May, 2010

BETWEEN:

SUNBURST EXPLORATIONS INC., a corporation incorporated under the laws of British Columbia and having an office at 3445 West 3rd Avenue, Vancouver, B.C. Canada V6R 1L6

("**Sunburst**")

AND:

ALMADEN MINERALS LTD., a corporation incorporated under the laws of the British Columbia and having an office at Suite 1103 - 750 West Pender Street, Vancouver, BC V6C 2T8

("**Almaden**")

WHEREAS:

A. Almaden is the sole recorded and beneficial owner of a certain group of mineral claim tenures, known as the Merit Property, located approximately 22 kilometres west of Merritt, B.C., in the Nicola Mining Division and specifically described in detail in the attached **Schedule "A"**.

B. Almaden and Sunburst wish to enter into an option agreement pursuant to which Sunburst has the sole and exclusive option to acquire up to a 60% undivided right, title and interest in and to the Merit Property (the "Option"), subject to the terms and conditions set out herein.

C. The parties now wish to enter into this agreement as the definitive agreement in relation to the Option.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by Sunburst to Almaden of the sum of TEN ($10.00) DOLLARS on the execution hereof (the receipt and sufficiency of which is hereby expressly acknowledged by Almaden) and of the mutual covenants and agreements herein contained the parties agree as follows:

1. DEFINITIONS

1.1 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a) **"Affiliate"** means any person, partnership, joint venture, corporation, or other form of enterprise which directly or indirectly controls, is controlled by or is under common control with a party, and for the purposes hereof;

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(i) "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise, and

(ii) in the absence of evidence to the contrary, ownership of twenty (20%) percent or more of the voting securities of a corporation will constitute "control";

(b) **"Approval Date"** means the date upon which the common shares of Sunburst are listed for trading on the Exchange;

(c) **"Bulk Sampling"** means the collection and removal of a reasonable quantity of representative material from a zone or zones on the Merit Property for the sole purpose of assaying and testing the same to determine the quality, grade, continuity or mineability of a zone all in accordance with standard mining industry practice;

(d) **"Business Day"** means a day which is not a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

(e) **"Exchange"** means the TSX Venture Exchange;

(f) **"Expenditures"** means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by Sunburst or its Affiliates up to the Participation Date including, without limiting the generality of the foregoing, monies expended in connection with:

(i) maintaining the Merit Property in good standing and fulfilling any of the requirements of any title documents, permits or applicable mining laws in British Columbia with respect to the Merit Property, including the costs of any discussions or negotiations with governmental authorities in connection therewith,

(ii) mobilization and de-mobilization of work crews, supplies, Facilities and equipment to and from the Merit Property, including all transportation, insurance, customs brokerage and import and export taxes, fees and charges and all other governmental levies in connection therewith,

(iii) implementing and carrying out any program of surface or underground prospecting, exploring or mapping or of geological, geophysical or geochemical surveying,

(iv) trenching or other surface or near surface sampling,

(v) reverse circulation, diamond or other drilling,

(vi) drifting, raising or other underground work,

(vii) assaying and metallurgical testing,

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(viii) carrying out environmental studies and preparing environmental impact assessment reports,

(ix) carrying out all required restoration and reclamation of the Merit Property required as a result of activities thereon hereunder, and posting any bond (whether cash or surety) required in that regard by any applicable governmental authority,

(x) preparing and making submissions to government agencies with respect to substitute or successor title to any of the Merit Property and test and production permits,

(xi) acquiring, constructing and transporting Facilities, and

(xii) fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Merit Property and the food, lodging and other reasonable needs of such persons;

(g) **"Facilities"** means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Merit Property or outside the Merit Property if for the exclusive benefit of the Merit Property only;

(h) **"Joint Venture"** means the joint venture formed by the Participants on the Participation Date pursuant to subsection 9.1;

(i) **"Merit Property"** has the meaning assigned to that term in Recital A and as more specifically described in Schedule "A" hereto, and includes all mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licenses, mining leases, permits, concessions or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such tenures or interests;

(j) **"Mining Work"** means every kind of exploration or development work done on or in respect of the Merit Property, by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, trenching, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to mining lease, reporting and all other activities usually considered to be prospecting, exploration, and development work;

(k) **"Non-Operator"** means the party acting in such capacity in accordance with the provisions of Article 5 of this Agreement;

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(l) **"Operator"** means the party acting in such capacity in accordance with the provisions of Article 5 of this Agreement;

(m) **"Ore"** means all materials from the Merit Property, the nature and composition of which, in the sole judgement of the Operator, justifies either:

(i) mining or removing from place and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment, or

(ii) physical or chemical treatment of such material in place;

(n) **"Participant"** means, after the Participation Date, any one of Almaden or Sunburst having an interest in the Merit Property, as the context requires, and its successors and permitted assigns and "Participants" means collectively Almaden and Sunburst, provided that they both have an interest in the Merit Property, and their successors and permitted assigns;

(o) **"Participation Date"** means the date on which the Joint Venture is formed by the Participants pursuant to subsection 9.1;

(p) **"Product"** means:

(i) all Ore shipped and sold prior to treatment, and

(ii) all concentrates, precipitates and products produced by or for the Operator from Ore;

(q) **"Supplies"** means all tangible personal property of a non-capital nature (other than Product or Facilities) acquired or held by the parties with respect to the Merit Property; and

(r) **"Sunburst Shares"** means common shares in the capital of Sunburst.

1.2 All references to moneys hereunder will be to lawful monies of Canada unless specifically stated otherwise. All payments to be made to any party hereunder may be made by certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or by wire transfer deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

2. OPTION, RIGHT OF ENTRY, SURRENDER OF PROPERTIES AND TITLE

2.1 Almaden hereby gives and grants to Sunburst the sole and exclusive irrevocable right and option (the "Option") to acquire from Almaden an undivided sixty (60%) percent right, title and interest in and to the Merit Property, free and clear of all liens, charges, encumbrances, claims, royalties, rights or interest of any other person, such Option to be exercisable by Sunburst:

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(a) issuing to Almaden a total of Seven Hundred Thousand (700,000) Sunburst Shares, subject to such resale restrictions and legends as may be imposed by the applicable securities laws and the Exchange, as follows:

(i) 100,000 Sunburst Shares on or before fifteen (15) days from the Approval Date;

(ii) an additional 100,000 Sunburst Shares on or before one (1) year from the Approval Date;

(iii) an additional 100,000 Sunburst Shares on or before two (2) years from the Approval Date;

(iv) an additional 100,000 Sunburst Shares on or before three (3) years from the Approval Date;

(v) an additional 100,000 Sunburst Shares on or before four (4) years from the Approval Date; and

(vi) an additional 200,000 Sunburst Shares on or before five (5) years from the Approval Date.

(b) by incurring a total of Three Million Dollars ($3,000,000) in Expenditures on the Merit Property as follows:

(i) One Hundred Thousand Dollars ($100,000) in Expenditures prior to December 31, 2010;

(ii) an additional Two Hundred Thousand Dollars ($200,000) in Expenditures prior to one (1) year from the Approval Date;

(iii) an additional Four Hundred Thousand Dollars ($400,000) in Expenditures prior to two (2) years from the Approval Date;

(iv) an additional Six Hundred Thousand Dollars ($600,000) in Expenditures prior to three (3) years from the Approval Date;

(v) an additional Seven Hundred Thousand Dollars ($700,000) in Expenditures prior to three (3) years from the Approval Date; and

(vi) an additional One Million Dollars ($1,000,000) in Expenditures prior to five (5) years from the Approval Date.

2.2 All Expenditures required to be made by Sunburst pursuant to paragraph 2.1(b) may be made on a "make or pay" basis (i.e. Sunburst may either make the required Expenditures or pay Almaden in cash for any shortfall) in order to maintain the Option in good standing. The $100,000 Expenditure defined in paragraph 2.1(b)(i) is a firm commitment, but none of the other expenditures are firm commitments. For greater certainty, any amount incurred as Expenditures by any third party contractor or service

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provider on behalf of the Operator shall not qualify as Expenditures until such time as the amounts so incurred have been reimbursed or paid for in full by Sunburst. Expenditures incurred in any one year period in excess of the minimum amounts can be carried over to the next year. All subsequent eligible Expenditures will be applied as assessment credits toward the property with applicable governmental authorities.

2.3 During the currency of the Option and if Sunburst is the Operator, Sunburst and its employees, agents and independent contractors will have the sole and exclusive right and option to:

(a) enter upon the Merit Property;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting and exploration work thereon and thereunder as Sunburst in its sole discretion may deem advisable;

(d) bring and erect upon the Merit Property such Facilities as Sunburst deems advisable;

(e) remove from the Merit Property and sell or otherwise dispose of reasonable amounts of mineral products, but only for the purpose of Bulk Sampling or other testing; and

(f) surrender such portions of the mineral claims comprising the Merit Property as it may deem appropriate in accordance with the terms of this Agreement.

2.4 Until the exercise of the Option by Sunburst, in the event that Sunburst decides to surrender some or all of the mineral claims comprising the Merit Property, Sunburst shall deliver a written notice (the "**Surrender Notice**") to Almaden of its intention to surrender or abandon such mineral claims comprising the Merit Property, as the case may be, provided that Sunburst has maintained the Merit Property in good standing as of the date of delivery of the Surrender Notice and for a period of 4 months thereafter, and Sunburst shall have no further obligations in respect of such mineral claims identified in the Surrender Notice other than pursuant to this subsection 2.4 and section 7, and such mineral claims shall no longer form part of the Merit Property covered by this Agreement. Sunburst shall, if required by Almaden, execute and deliver to Almaden a quit claim of its interest in the claims identified in the Surrender Notice.

2.5 Until the exercise of the Option by Sunburst, title to the Merit Property will remain in the name of Almaden.

3. REPRESENTATIONS AND WARRANTIES

3.1 Each of Sunburst and Almaden represents and warrants to the other that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties;

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(b) it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with or result in the breach of or accelerate the performance required by any agreement to which it is a party; and

(e) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

3.2 Almaden represents and warrants to Sunburst that:

(a) the Merit Property is accurately described in Schedule "A" hereto and is in good standing and is not subject to any claims against their validity by any person;

(b) Almaden owns a one hundred (100%) percent legal and beneficial right, title and interest in and to the Merit Property, which is free and clear of all liens, charges and encumbrances;

(c) Almaden has the exclusive right to enter into this Agreement and all necessary authority to dispose of an interest in and to the Merit Property in accordance with the terms of this Agreement;

(d) no person, firm or corporation has any proprietary or possessory interest in the Merit Property other than Almaden and Sunburst hereunder, and no other person is entitled to any royalty or other payment in the nature of rent or royalty on any Ore or Product,[subject only to the Net Smelter returns that may arise under the Joint Venture referred to in Section 9.1 and section 6 of Schedule "B";

(e) no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the purchase from Almaden or any of its Affiliates of any interest in or to the Merit Property;

(f) there is no public or private litigation, arbitration, proceeding or other governmental investigation pending or threatened involving any of the Merit Property or Almaden or any of its Affiliates which may, if adversely determined, materially and adversely affect the Merit Property or the interests of Almaden therein or which seeks to or would, if successful, prevent, restrain or prohibit any of the transactions contemplated herein;

(g) to the best of its knowledge, information and belief, conditions on and relating to the Merit Property and operations conducted by Almaden thereon are

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in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage;

(h) to the best of its knowledge, information and belief, there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Merit Property and the conduct of operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such order or direction could be made; and

(i) it is not aware of any material fact or circumstance which has not been disclosed to Sunburst which should be disclosed in order to prevent the representations and warranties in this section from being misleading or which may be material in Sunburst's decision to enter into this Agreement and acquire an interest in the Merit Property.

3.3 Sunburst represents and warrants to Almaden that:

(a) no order ceasing or suspending trading in the securities of Sunburst nor prohibiting sale of such securities has been issued to Sunburst or its directors, officers or promoters and, to the knowledge of Sunburst, no investigations or proceedings for such purposes are pending or threatened;

(b) subject to the completion of an initial public offering and the listing of its common shares on the Exchange and of final acceptance by the Exchange of the transaction contemplated by this Agreement, the issuance of the Sunburst Shares to Almaden and the completion of the other transactions contemplated by this Agreement does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions of any agreement or instrument to which Sunburst is a party, or regulation or law to which Sunburst is subject, or by which its assets are affected; and

(c) the Sunburst Shares to be issued hereunder will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and be issued in accordance with applicable securities laws and the rules and policies of the Exchange.

3.4 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Merit Property by Sunburst and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

4. COVENANTS OF ALMADEN

4.1 During the currency of this Agreement and prior to the Participation Date, Almaden covenants and agrees with Sunburst to:

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(a) not do any act or thing which would in any way adversely affect the rights of Sunburst hereunder;

(b) make available to Sunburst and its representatives all records and files in its possession relating to the Merit Property and permit Sunburst and its representatives, at their own expense, to take abstracts therefrom and make copies thereof. Almaden makes no representation as to the accuracy or completeness of such records and files; and

(c) co-operate as reasonably necessary with Sunburst in obtaining any surface, water or other rights on or related to the Merit Property as Sunburst deems desirable.

5. PRE-PARTICIPATION PROGRAMS

5.1 During the currency of this Agreement and prior to the Participation Date, Sunburst will be the operator of the project (the "**Operator**"). If Sunburst resigns in writing as Operator, Almaden may, on notice to Sunburst, elect to assume the role of Operator. The party acting as Operator at the commencement of the Joint Venture shall be the initial operator of the joint venture.

5.2 During the currency of this Agreement and prior to the Participation Date, the Operator shall have the exclusive and sole responsibility of administering and carrying out the exploration programs on the Merit Property. In carrying out work on the Merit Property and incurring Expenditures prior to the Participation Date, the Operator will:

(a) keep the Merit Property free and clear of all liens, charges and encumbrances of every character arising from its operations hereunder (except for liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Operator) and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(b) permit the party who is not the Operator (the "**Non-Operator**"), or its representatives duly authorized in writing, at their own risk and expense, upon reasonable notice, access to the Merit Property and to all data prepared by the Operator in connection with work done on or with respect to the Merit Property and to all drill core produced by or on behalf of the Operator from the Merit Property, provided that in exercising such right the Non-Operator will not unreasonably interfere with the activities of the Operator and that the Non-Operator will indemnify and save harmless the Operator and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Non-Operator or its representatives in connection with the Non-Operator's access to the Merit Property and the records of the Operator under this paragraph (b), including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(c) prepare and deliver to the Non-Operator:

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(i) written quarterly progress reports of the work completed in the last calendar quarter and presently in progress and results obtained,

(ii) comprehensive assessment reports on an annual basis for submission to the Government of British Columbia for assessment filing purposes. These reports will include the total amount of Expenditures incurred on the Merit Property and results obtained during the calendar year ending on December 31st immediately preceding, accompanied by copies of all data, reports and other information on or with respect to the Merit Property not already provided to the Non-Operator, and

(iii) during periods of active field work, timely current reports and information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results, including those necessary to permit each of the Operator and the Non-Operator to meet its continuous disclosure obligations under applicable legislation and the requirements of the Exchange;

(d) conduct all work on or with respect to the Merit Property in a careful and workmanlike manner and in accordance with all applicable laws of the jurisdiction in which the Merit Property is located, including all requirements under applicable environmental legislation, and all rules, orders and regulations and the terms and conditions of any permits, consents or authorizations obtained, granted or issued with respect to activities on or with respect to the Merit Property;

(e) pay, when due and payable, all wages or salaries for services rendered in connection with the Merit Property and all accounts for materials supplied on or in respect of any work or operations performed in connection therewith;

(f) arrange for and maintain Worker's Compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(g) obtain and maintain or cause any contractor engaged by it hereunder to obtain and maintain, during any period in which active work is carried out hereunder, not less than the following:

(i) employer's liability insurance covering each employee engaged in the operations hereunder to the extent of $2,000,000 where such employee is not covered by Worker's Compensation;

(ii) comprehensive general liability insurance in such form as may be customarily carried by a prudent operator for similar operations with a bodily injury, death and property damage limit of $1,000,000 inclusive; and

(iii) vehicle, aircraft and watercraft insurance covering all aircraft, vehicles and watercraft owned and non-owned, operated and/or licensed by the Operator, with a bodily injury, death and property damage limit of $5,000,000 inclusive; and

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(h) indemnify the Non-Operator, its directors, officers, agents, and attorneys or Affiliates (an "Indemnified Person"), against any third party related loss, cost, expense, damage, or liability which may arise in connection with the Mining Work conducted by the Operator under applicable environmental legislation, except for any loss or damage which is caused by or attributable to the Non-Operator's willful misconduct or gross negligence. If any claim or demand is asserted against an Indemnified Person, written notice of such claim or demand will promptly be given to the Operator. Within thirty (30) days after its receipt of the notice of the claim or demand, the Operator shall have the right but not the obligation to assume control of (subject to the right of the Indemnified Person to participate at the Indemnified Person's expense and with counsel of the Indemnified Person's choice), the defense, compromise, or settlement of the matter, including at the Operator's expense, the employment of counsel of the Indemnified Person's choice.

Nothwithstanding the foregoing, If Almaden becomes Operator as a result of the resignation of Sunburst under section 5.1, Almaden shall have no obligation with respect to the matters in this Section unless and until Sunburst shall have provided, in a timely fashion, any and all funds required by Almaden to enable it to perform such matters and shall be entitled to charge the Operators fee equal to that referenced in section 8. of Schedule "B".

6. TERMINATION OF OPTION AND EXCESS EXPENDITURES

6.1 Except for the provisions of subsection 6.3, Section 7 and Section 14, this Agreement and the Option will (unless otherwise agreed by Almaden in writing) terminate unless Sunburst has satisfied its obligations pursuant to subsection 2.1.

6.2 At any time prior to the exercise of the Option, Sunburst will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days' notice to that effect to Almaden.

6.3 As conclusive evidence of making the Expenditures, a notice to Almaden accompanied by:

(a) a certificate of an officer of Sunburst certifying that the amount of Expenditures for a period specified in paragraph 2.1(c) has been made; and

(b) a reasonably itemized statement of such Expenditures;

will be conclusive evidence of the making thereof unless Almaden delivers to Sunburst a notice reasonably questioning the accuracy of such statement within 30 days of the receipt by Almaden thereof. Upon delivery by Almaden of a notice reasonably questioning the accuracy of such certificate, the matter will be referred to the auditor of Sunburst for final determination. If such auditor determines that Sunburst has not spent the required Expenditures within the particular time specified in paragraph 2.1(c), Sunburst will not lose any of its rights hereunder and the Option will not terminate if Sunburst pays to Almaden, within 60 days of receipt of the auditor's determination, an amount equal to one hundred and fifty percent (150%) of the deficiency in such Expenditures (all of which, if paid in a timely manner, will be deemed to be Expenditures). Such audit will be for the account of Almaden unless such auditor

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determines that Sunburst has not spent the required Expenditures, in which case such audit will be for the account of Sunburst.

7. OBLIGATIONS AFTER TERMINATION OF OPTION

7.1 If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option this Agreement, including the Option, but excluding this Section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that Sunburst will:

(a) leave the Merit Property;

(i) free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder;

(ii) with sufficient assessment credit to maintain the Property in good standing for a period of no less than 12 months; and

(iii) in a safe and orderly condition;

(b) deliver to Almaden, within 90 days of termination, a report on all work carried out by Sunburst on the Merit Property (limited to factual matters only) together with copies of all sample location maps, drill hole assay logs, assay results and other technical data complied by Sunburst with respect to work on the Merit Property not previously delivered to Almaden; and

(c) have the right to remove from the Merit Property, within three months of the effective date of termination, all Supplies and Facilities erected, installed or brought upon the Merit Property by or at the instance of Sunburst.

8. EXERCISE OF OPTION

8.1 Once Sunburst has satisfied its obligations in accordance with subsection 2.1, Sunburst will have exercised the Option and acquired an undivided sixty (60%) percent right, title and interest in and to the Merit Property and will give notice to Almaden to that effect.

8.2 Following the exercise by Sunburst of the Option, Almaden will take the necessary actions to transfer to and record in the name of Sunburst an undivided sixty (60%) percent legal and beneficial interest in and to the Merit Property in accordance with applicable laws.

9. ASSOCIATION OF PARTICIPANTS

9.1 In the event that Sunburst exercises the Option in accordance with the terms of this Agreement, then Sunburst and Almaden agree that a joint venture (the "**Joint Venture**") will be deemed, automatically, to have been formed (the "**Participation Date**") for the further exploration and development of the Merit Property, sharing the costs of such exploration and development in accordance with their respective interests in the Merit Property, and the parties agree to negotiate, in good faith and enter into a formal joint

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venture agreement (the "**Joint Venture Agreement**") incorporating the material terms set out in Schedule "B" appended hereto.

10. AREA OF INTEREST

10.1 If a party or an Affiliate (the "**Offeror**") acquires directly or indirectly or pursuant to any third party agreement, any exploration permit or other form of interest in minerals located wholly or in part within an area of three (3) kilometers from the boundaries of the Merit Property (the "**Area of Interest**"), the Offeror will promptly offer, such interest to the other party with respect to the Merit Property (the "**Offerees**") by notice in writing setting out the nature of such mineral interest and including all information known by the Offeror about such mineral interest, the Offeror's, or its Affiliate's, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, one or more of the Offerees accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a percent of the Offeror's acquisition costs as set out in such notice equal to the Offeree's interest in the property as of the date of this Agreement, such mineral interest will be deemed to form part of the Merit Property for the purposes of this Agreement and the boundaries of such mineral interest will be deemed to form part of the new boundaries of the Merit Property for the purposes of this section. .

10.2 Each party with respect to the Merit Property will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require to evidence and give effect to the establishment of the Area of Interest and the transfer of mineral interests pursuant to this section.

10.3 Each party with respect to the Merit Property hereby covenants and agrees with the other to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this Agreement.

10.4 For greater certainty, it is agreed that Sunburst and Almaden are competitors outside of the Area of Interest and are free to acquire property outside of the Area of Interest and neither party has any restriction or obligation whatsoever outside of the three kilometer Area of Interest.

11. NOTICES

11.1 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by sending the same by electronic facsimile, in each case addressed as follows:

(a) If to Almaden at:
Almaden Minerals Ltd.
Suite 1103 - 750 West Pender Street

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Vancouver, B.C. V6C 2T8

Attention: President
Facsimile No.: 604-689-7645

(b) If to Sunburst at:

Sunburst Exlorations Inc.
Suite 709 – 837 West Hastings Street
Vancouver, B.C. Canada V6C 3N6

Attention: President
Facsimile No.: (604) 687-1858

11.2 Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if sent by facsimile, be deemed to have been given or received on the day it was so sent unless it was sent:

(a) on a day which is not a Business Day in the place to which it was sent; or

(b) after 4:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place it was sent to. Notices which are required to be sent for information purposes are required to be sent, but for the purposes of determining the time when receipt of a notice is effective hereunder it is the time of receipt of the primary notice which is relevant.

11.3 Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

12. WITHDRAWAL AND TERMINATION

12.1 Subject to the provisions of subsection 7.1, in the case of a termination prior to the exercise of the Option, this Agreement will terminate upon the occurrence of the earliest of:

(a) the written agreement by the parties to terminate; or

(b) the termination of the Option and this Agreement pursuant to Section 6.

13. FORCE MAJEURE

13.1 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (each an "**Intervening Event**") (except those caused by its own lack of funds) including, but not limited to adverse weather conditions, environmental or native land claims protests or blockages, war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and

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regulations or orders of any duly constituted governmental authority, delays in the granting or issuance of any necessary permits, licenses or consents or non-availability of labour, equipment, materials or transportation.

13.2 A party relying on the provisions of subsection 13.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

13.3 A party relying on the provisions of subsection 13.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable. A party relying on the provisions of subsection 13.1 will give written notice to the others as soon as such Intervening Event ceases to exist.

14. DEFAULT

14.1 Notwithstanding anything in this Agreement to the contrary, if any party (a "Defaulting Party") is in default of any requirement herein set forth the party affected by such default ("Affected Party") may give written notice ("Default Notice") to the Defaulting Party specifying the default and unless:

(a) with respect to any default, which can reasonably be cured within a 30 day period, within 30 days of receipt of the Default Notice the Defaulting Party has cured such default; or

(b) with respect to any default which is not of a nature as can reasonably be cured within a 30 day period, within a 30 day period following receipt of the Default Notice the Defaulting Party has taken reasonable and prudent action to commence to cure such default and thereafter diligently pursues the curing of such default until cured, subject to a maximum period to cure such default of 120 days;

the Affected Party will be entitled to seek any remedy it may have on account of such default including, without limitation, terminating this Agreement and/or seeking the remedies of specific performance, injunction or damages against the Defaulting Party.

15. OPTION ONLY

15.1 This is an option only and except as specifically provided otherwise nothing herein will be construed as obligating Sunburst, prior to the exercise of the Option, to do any acts or make any payments hereunder except as otherwise set forth, and any act or acts or payment or payments as may be made hereunder will not be construed as obligating Sunburst to do any further act or acts or make any further payment or payments except as otherwise provided herein.

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16. ARBITRATION

16.1 Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity of it, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder, will be referred to and finally resolved by arbitration under the rules of the *British Columbia International Commercial Arbitration Centre* in effect on the date hereof.

16.2 The parties agree that:

(a) the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b) the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules";

(c) the place of arbitration will be Vancouver, British Columbia;

(d) the number of arbitrators will be three; and

(e) the language used in the arbitral proceeding will be English.

16.3 The arbitrators' fees will be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the defeated party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrators.

16.4 Arbitrations pursuant to this Section 16 will be carried out in such a manner as to render the arbitration award enforceable in British Columbia, and in that regard all requirements of any such jurisdiction with respect to rendering a foreign arbitral award enforceable will be complied with.

16.5 The City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia.

17. CONFIDENTIALITY

17.1 All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors or an Affiliate without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

17.2 The text of any news releases or other public statements which a party desires to make with respect to the Merit Property shall be made available to the other party or parties prior to publication and the other party or parties shall have the right to make suggestions for changes therein within twenty four (24) hours of delivery.

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18. RESTRICTIONS ON ALIENATION

18.1 No party (the "Selling Party") shall sell, transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its interest or rights under this Agreement without the prior consent in writing, within 30 days of receipt of notice thereof, of the other parties, and the failure to notify the Selling Party within the said 30 days that such consent has been withheld shall be deemed to constitute the consent of the other parties.

18.2 Where consent has been granted, before the completion of any sale or other disposition by any party of its interests or rights or any portion thereof under this Agreement, the Selling Party shall require the proposed acquirer to enter into an agreement with the party or parties not selling or otherwise disposing on the same terms and conditions as set out in this Agreement.

18.3 The provisions of subsections 18.1 and 18.2 shall not prevent a party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company, or prevent a party from assigning its interest to an Affiliate of such party provided that the Affiliate first complies with subsection 18.2 and agrees in writing with the other parties to re-transfer such interest to the originally assigning party immediately before ceasing to be an Affiliate of such party.

19. GENERAL

19.1 Each party agrees from time to time, subsequent to the date hereof, to execute and deliver or cause to be executed and delivered to the others of them such instruments or further assurances as may, in the reasonable opinion of any of them, be necessary or desirable to give effect to the provisions of this Agreement or as may be reasonably required for registering or recording changes in ownership interests in the Merit Property.

19.2 Time will be of the essence in the performance of this Agreement. Nothwitstanding the generality of the foregoing, Sunburst agrees to proceed expeditiously with the initial public offerring and the listing referenced in in Section 3.3 (b) hereof in an expeditious manner and agrees that if such listing is not completed by May 31, 2011 then Almaden may by written notice terminate this agreement and upon giving of such notice this agreement shall be at an end and Sunburst will have no rights hereunder. The provisions of Section 14.1 of this Agreement shall not apply to any notice given by Almaden under this Section 19.2.

19.3 The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

19.4 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.5 If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other

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jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.6 This Agreement may only be revised, changed or altered by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

19.7 This Agreement constitutes the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties.

19.8 All references to currency in this Agreement are references to currency of Canada.

19.9 This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ALMADEN MINERALS LTD.	**SUNBURST EXPLORATIONS INC.**
Per:	Per:
Authorized Signatory	Authorized Signatory

SCHEDULE "A"

<u>MERIT PROPERTY</u>

Merit Property Description

The "Merit Property" consists of the following tenures located in southern British Columbia:

OWNER	TENURE NO.	CLAIM NAME	EXPIRY DATE OF CLAIM	MINING DIVISION	AREA (Hectares)
Almaden	511682	--	2010/Dec/31	Nicola	518.272
Almaden	511707	--	2010/Dec/31	Nicola	808.071
Almaden	506068	MRT 1	2010/Dec/31	Nicola	414.386
Almaden	518712	MRT 2	2010/Dec/31	Nicola	165.828

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SCHEDULE "B"

MATERIAL TERMS OF JOINT VENTURE AGREEMENT

Under section 9 of the Agreement, Sunburst and Almaden and/or its assigns agree to execute and deliver a joint venture agreement for the future exploration and development of the Merit Property on a joint venture basis on the following material terms:

(1) The initial interest of the parties in and to the Merit Property and all other assets, liabilities, benefits or losses (the "Project") will be Sunburst as to a 60% undivided interest, and Almaden as to a 40% undivided interest, subject to variation from time to time as set out below in which event the parties will be deemed to have initially contributed the following costs for the Project: Sunburst $3,000,000 and Almaden $2,000,000.

(2) The parties will form a management committee consisting of one member appointed by each party (the "Management Committee"). The Management Committee will have the power and authority to make binding decisions on behalf of the parties with respect to the exploration and development of the Merit Property and the Project, and all matters incidental thereto, including the approval of annual work programs and budgets for all exploration and development work. All decisions of the Management Committee will be made by a simple majority of votes, each party having one vote for each one percent (1%) of interest held in the Project. In the event of a tie vote, the Operator will have a casting or deciding vote.

(3) The Management Committee will appoint a person or company to act as the daily manager and administrator of the exploration and development work on the Merit Property (the "Operator"), and the first Operator will be determined in accordance with Section 5.1 of the Option Agreement to which this Schedule is annexed. until its resignation or removal by the Management Committee.

(4) The Operator will prepare and submit for the consideration of the Management Committee annual work programs and budgets for the exploration and development work on the Merit Property (collectively the "Programs" and individually a "Program"). If the Operator has not submitted a Program within sixty (60) days of any calendar year end, the non-Operator will be entitled to prepare and submit a Program to the Management Committee for its consideration.

(5) Within sixty (60) days following the Management Committee's approval of a Program, the parties will elect by notice in writing to the Management Committee to either not participate in the Program, participate in the Program to the full extent of their cost share, or participate in the Program for an amount less than their cost share. A party's cost share will be equal to its proportionate share of cost of a Program based upon its interest held in the Project. If a party elects to not participate or elects to participate for an amount less than its cost share, that party will suffer dilution of its interest in the Merit Property and the Project in accordance with the provisions below.

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(6) If a party elects not to contribute or elects to contribute less than its entire cost share, such party's interest in the Project will be reduced to a percentage equal to the fraction the numerator of which is the total costs for the Project paid or deemed paid by the party and the denominator of which is the total costs for the Project of all parties paid or deemed paid, multiplied by 100, and the other party's interest will be accordingly increased. If any party's interest is reduced below ten percent (10%) by the operation of this paragraph, such party will transfer its remaining interest in the Project to the other party, and will receive as consideration therefor a 2.0% net smelter returns royalty. "Net smelter returns" will be calculated from the gross receipts received by the contributing party from any smelter or refinery, less smelter treatment charges, production taxes or royalties, and transportation expenses to the smelter or other purchaser.

(7) The parties electing to contribute to a Program will have thirty (30) days from receipt of the Operator's invoice to pay their cost share in proportion to their interest in the Project. If a party fails to pay its cost share within such time, the defaulting party's interest will suffer dilution in accordance with the provisions of paragraph 6 above, but at one and one-half (1 1/2) times the normal rate, and the Operator will have a lien upon that party's share of production to a value equal to one hundred fifty percent (150%) of the amount in default with interest at twelve percent (12%) per annum calculated from the date of default to the date of repayment. The Operator will be entitled to render invoices for costs of a Program in advance, provided that such a request for an advance does not exceed the estimated cost for the next one (1) month's operations.

(8) The Operator will be entitled to charge the parties a management fee equal to a percentage for expenditures in any Program's budget as follows: 7% for exploration,3.5% for development, and 1% for production and for capital expenditures, it being understood that the intent of the management fee is to cover the costs of the Operator and not to make a profit. Either party may, within reason, request a review of management fees.

(9) The non-Operator will be entitled to enter upon the Merit Property after 24 hours advance notice to the Operator, at the non-Operator's own risk, provided that such access is not disruptive to the exploration or mining activities of the Operator.

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